UNITED STATES                         -----------------------
    SECURITIES AND EXCHANGE COMMISSION                     OMB Approval
           WASHINGTON, DC. 20549                     -----------------------
                                                     OMB Number: 3235-0360
               FORM N-17f-2                          Expires: June 30, 1997
                                                     Estimated average burden
 Certificate of Accounting of Securities             hours per response  0.05
and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]



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1. Investment Company Act File Number:
   811-08043

   Date examination completed:
   December 9, 1997
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2. State identification Number:
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       AL [ ]     AK [ ]     AZ [ ]     AR [ ]     CA [X]     CO [ ]
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       CT [ ]     DE [ ]     DC [ ]     FL [ ]     GA [ ]     HI [ ]
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       ID [ ]     IL [ ]     IN [ ]     IA [ ]     KS [ ]     KY [ ]
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       LA [ ]     ME [ ]     MD [ ]     MA [ ]     MI [ ]     MN [ ]
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       MS [ ]     MO [ ]     MT [ ]     NE [ ]     NV [ ]     NH [ ]
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       NJ [ ]     NM [ ]     NY [ ]     NC [ ]     ND [ ]     OH [ ]
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       TN [ ]     TX [ ]     UT [ ]     VT [ ]     VA [ ]     WA [ ]
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       WV [ ]     WI [ ]     WY [ ]       PUERTO RICO [ ]
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       Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Berkshire Capital Investment Trust
   Berkshire Capital Growth & Value Fund
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4. Address of principal executive office (number, street, city, state, zip code):

   475 Milan Drive
   #103
   San Jose, CA 95134-2453
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                      Meredith, Cardozo, Lanz, & Chiu LLP
                         Certified Public Accountants

                            97 South Second Street
                                   Suite 100
                           San Jose, CA  95113-2602

                           Telephone (408) 278-0220
                           Facsimile (408) 278-0230


           Independent Auditors' Report on Examination of Securities


                           To the Board of Trustees
                      Berkshire Capital Investment Trust:


We have examined the investment accounts shown by the books and records of Berkshire Capital Growth & Value Fund for the period from inception (June 12,
1997), to December 9, 1997. Our examination was made without prior notice to the Trust. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on December 9, 1997, shown by the books and records audited by us, which we counted and inspected, were located in the vault of Bank of Los Altos, except for securities purchased but not received, pledged, or out for transfer on that date, as to which we obtained confirmation from the brokers, pledgees, and transfer agents, respectively.

Because the above procedures do not constitute an audit in accordance to generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matter came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Berkshire Capital Growth & Value Fund, taken as a whole.



/s/ Meredith, Cardozo, Lanz, & Chiu
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Meredith, Cardozo, Lanz, & Chiu LLP
San Jose, California
December 9, 1997